Exhibit 99.1	GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 22, 2015	Financial Contact: James A. Graner (612) 623-6635 Media Contact: Bryce Hallowell (612) 623-6679 bhallowell@graco.com

Graco Reports First Quarter Results

Currency Headwinds, Acquisitions and Growth Initiatives Reduce Earnings, Offset by Investment Income

MINNEAPOLIS, MN (April 22, 2015) - Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 27, 2015.

Summary

$  in millions except per share amounts

	Thirteen Weeks Ended
	March 27, 2015	March 28, 2014	% Change

Net Sales	$306.5	$290.0	6%
Operating Earnings	65.2	74.7	(13)%
Net Earnings	68.8	50.7	36%
Diluted Net Earnings per Common Share	$1.14	$0.81	41%

—	Total Company sales increased 6 percent, including 5 percentage points of organic sales growth and 5 percentage points of sales growth from acquired operations, partially offset by 4 percentage points of currency translation headwinds.

—	Gross margin rate was 2 percentage points lower than the comparable period last year due to currency translation (accounting for more than half of the decrease), purchase accounting and changes in mix.

—	Operating income decreased $9 1⁄2 million to 21 percent of sales, 5 percentage points lower than the comparable period last year. The decrease as a percentage of sales included 2 percentage points from foreign currency headwinds and 1 percentage point related to acquisitions.

—	Operating expenses increased $12 million, including $6 million from acquired operations, $2 million related to regional expansion and product initiatives, $2 million in Contractor marketing and product launch costs and $2 million additional unallocated corporate expense (mostly pension, stock compensation and new central warehouse).

—	Dividend income from the Liquid Finishing businesses increased to $30 million from $4 million received in the first quarter last year. Subsequent to first quarter-end, the Company completed the sale of its Liquid Finishing business assets for $590 million, subject to customary post-closing adjustments.

“Company sales grew at a mid-single digit pace organically in the first quarter, on a constant currency basis, consistent with our outlook,” said Patrick J. McHale, Graco’s President and CEO. “Our strongest region remains the Americas, growing at a double-digit rate in the quarter, led by 27 percent growth in our Contractor segment. The Contractor business continues to benefit from the recovery in the U.S. construction market.”

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“Operating earnings declined in the quarter, reflecting multiple headwinds,” continued McHale. “As expected, unfavorable currency exchange rates pressured both sales and earnings. During the quarter, the Contractor segment successfully launched new products, although associated launch costs held segment incremental margins in check. In the Industrial segment, sales declines in the EMEA and Asia Pacific regions resulted in an unfavorable regional sales mix and decremental margins for the segment. Investment in regional and product growth initiatives, focused on organic growth in the Oil & Natural Gas market, continued expansion of our presence in South & Central America, and a new warehouse in China to enhance product availability, was a $2 million headwind in the first quarter.”

Consolidated Results

Changes in currency translation rates reduced sales and net earnings by approximately $13 million and $4 million, respectively, for the quarter.

Sales increased 6 percent, with a 16 percent increase in the Americas and decreases of 6 percent in EMEA and 9 percent in Asia Pacific. Sales from operations acquired in the fourth quarter of 2014 and the first quarter of 2015 totaled $15 million, contributing 5 percentage points of growth. Organic sales at consistent translation rates increased 5 percent, with a 12 percent increase in the Americas, flat in EMEA, and a 10 percent decrease in Asia Pacific.

Gross profit margin rate was 53 percent, down 2 percentage points from the comparable period last year. Changes in currency translation rates accounted for more than half of the decrease. Effects of purchase accounting totaling approximately $3 million and changes in mix also contributed to the decrease.

Total operating expenses were $12 million (15 percent) higher than the comparable period last year. The increase included expenses of acquired operations totaling $6 million, incremental spending related to regional expansion and product initiatives of $2 million, Contractor marketing and new product launch costs of $2 million and additional unallocated corporate expense (mostly pension, stock compensation and new central warehouse) totaling $2 million.

Held separate investment income, net included dividends received from the Liquid Finishing businesses that were held separate from the Company’s other businesses. First quarter dividend income was $30 million in 2015 and $4 million in 2014.

The effective income tax rate of 22 percent for the quarter was 9 percentage points lower than the comparable period last year, mostly due to the impact of higher post-tax dividend income.

Change in Financial Reporting Segments

Beginning with the first quarter of 2015 the Company revised the presentation of its financial reporting segments. Operations of the Process and the Oil and Natural Gas divisions, historically included in the Industrial segment, are now aggregated with the Lubrication division (formerly reported as a separate segment) in the newly-formed Process segment. This change aligns the types of products offered and markets served within the segments. Prior year segment information has been restated to conform to 2015 reporting.

A summary of the Company’s three reportable segments (Industrial, Process and Contractor) follows.

The Industrial segment includes the Industrial Products and the Applied Fluid Technologies divisions. The Industrial segment markets equipment and pre-engineered packages for moving and applying paints, coatings, sealants, adhesives and other fluids. Markets served include automotive and vehicle assembly and components production, wood and metal products, rail, marine, aerospace, farm, construction, bus, recreational vehicles, and various other industries.

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The Process segment includes the Process, the Oil and Natural Gas, and the Lubrication divisions. The Process segment markets pumps, valves, meters and accessories to move and dispense chemicals, oil and natural gas, water, waste water, petroleum, food, lubricants and other fluids. Markets served include food and beverage, dairy, oil and natural gas, pharmaceutical, cosmetics, electronics, waste water, mining, fast oil change facilities, service garages, fleet service centers, automobile dealerships and industrial lubrication applications.

The Contractor segment remains unchanged. The Contractor segment markets sprayers for architectural coatings for painting, corrosion control, texture, and line striping.

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks
	Industrial	Process	Contractor

Net sales (in millions)	$143.3	$67.7	$95.5

Percentage change from last year
Sales	(6)%	28%	12%
Operating earnings	(13)%	(17)%	6%

Operating earnings as a percentage of sales
2015	30%	16%	20%
2014	32%	24%	21%

Industrial segment sales decreased 6 percent (1 percent at consistent translation rates). Sales in this segment increased 3 percent in the Americas and decreased 14 percent in EMEA (1 percent at consistent translation rates) and 11 percent in Asia Pacific (8 percent at consistent translation rates). Operating margin rate for the Industrial segment decreased 2 percentage points compared to last year, driven by changes in currency translation rates and higher expenses relative to sales.

Process segment sales increased 28 percent (32 percent at consistent translation rates), including double-digit percentage increases in all regions. Nearly all of the sales increase was from acquired operations including Alco Valves (acquired fourth quarter of 2014), White Knight Fluid Handling and High Pressure Equipment (both acquired in January 2015). Lower profit margins of acquired operations, changes in currency translation rates and incremental investment in oil and natural gas products led to the decrease in operating margin rate for this segment.

Contractor segment sales increased 12 percent (16 percent at consistent translation rates). Sales increased 27 percent in the Americas and decreased 15 percent in EMEA (2 percent at consistent translation rates) and decreased 26 percent in Asia Pacific (23 percent at consistent translation rates). Operating margin rate in the Contractor segment decreased by one percentage point mostly due to changes in currency translation rates and $2 million additional marketing spending, including new product launch costs and other volume-related increases.

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Subsequent Events

In March 2015, the FTC approved the Company’s application to sell the Liquid Finishing business assets it acquired in 2012. The sale was completed on April 1, 2015 in a $590 million cash transaction, subject to customary post-closing adjustments. The Company used proceeds from the sale to repay approximately $500 million of debt.

The Liquid Finishing business assets were held separate as a cost-method investment on Graco’s balance sheet, and income was recognized based on dividends received from current earnings. Results excluding Liquid Finishing investment income and expense are a better measure of the Company’s on-going operations and provide a more consistent base of comparison to future results. A calculation of the non-GAAP measurement of net earnings excluding investment income and expense follows (in millions except per share amounts):

	Thirteen Weeks Ended
	March 27, 2015	March 28, 2014

Net Earnings	$68.8	$50.7

Held separate investment (income), net	(29.7)	(3.8)

Adjusted Net Earnings	$39.1	$46.9

Diluted earnings per share
Including investment income, net	$1.14	$0.81
Excluding investment income, net	0.65	0.75

Outlook

“We remain committed to achieving mid-single digit organic sales growth, on a constant currency basis, for the full year 2015 as well as growth in every reportable segment and geography,” stated McHale. “Continued investments in our long-term growth initiatives are a priority in 2015, which support our organic sales growth expectations but will hamper near-term profitability. Ongoing currency headwinds and geopolitical instability remain a concern. At current exchange rates, unfavorable changes in foreign currency translation rates create a full-year headwind of approximately 5 percent on sales and 11 percent on earnings in 2015.”

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including this Form 10-Q and our Form 10-K and Form 8-Ks, and other disclosures, including our 2014 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

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Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; political instability; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction and automotive industries; and natural disasters. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2014 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com/ir and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 23, 2015, at 10:00 a.m. CT, 11:00 a.m. ET, to discuss Graco’s first quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com/ir. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 1:00 p.m. CT on April 23, 2015, by dialing 888-203-1112, Conference ID #1366681, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through April 27, 2015.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com/ir.

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GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended
(in thousands, except per share amounts)	March 27, 2015	March 28, 2014
Net Sales	$306,453	$289,962
Cost of products sold	144,324	130,650

Gross Profit	162,129	159,312
Product development	15,290	13,159
Selling, marketing and distribution	51,424	46,342
General and administrative	30,184	25,106

Operating Earnings	65,231	74,705
Interest expense	5,303	4,588
Held separate investment (income), net	(29,523)	(3,675)
Other expense (income), net	710	247

	88,741	73,545
Income taxes	19,900	22,800

	$68,841	$50,745

Net Earnings per Common Share
Basic	$1.17	$0.83
Diluted	$1.14	$0.81
Weighted Average Number of Shares
Basic	58,981	60,822
Diluted	60,465	62,438

Segment Information (Unaudited)

	Thirteen Weeks Ended
	March 27, 2015	March 28, 2014
Net Sales
Industrial	$143,266	$152,046
Process	67,681	53,010
Contractor	95,506	84,906

Total	$306,453	$289,962

Operating Earnings
Industrial	$42,940	$49,105
Process	10,498	12,643
Contractor	19,375	18,250
Unallocated corporate (expense)	(7,582)	(5,293)

Total	$65,231	$74,705

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com/ir.

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